SPECIAL DEVICES, INCORPORATED

March 17, 2005

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

RE:          Special Devices, Incorporated Form 10-K for the fiscal year ended October 31, 2004 — File No. 333-75869

Dear Mr. Decker:

Enclosed are our responses to your letter dated February 18, 2005. In order to facilitate your review, we have included the Staff’s comment followed by our response below. It is our intention to include these revisions in future filings.

Comments applicable to your overall filing

1.               Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response: The requested response or additional disclosure is set forth under each of the Staff’s comments below.  These revisions will be included in future filings.

Item 7 — Management’s Discussion and Analysis

Results of Operations, page 16

2.               Please discuss in greater detail the business reasons for the changes between periods in gross profit (loss) and your operating expenses.  Please also discuss the business reasons for the change between periods in the depreciation and amortization line item.  In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it.  In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item.  Please show us what your revised MD&A for 2004 as compared to 2003 will look like.  See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Response: The disclosure is revised as follows:

Cost of Sales

Consolidated cost of sales for 2004 was $86.4 million, or 81.9% of sales, compared to consolidated cost of sales of $91.5 million or 81.1% of sales for 2003. The decrease of $5.1 million was due to lower unit material costs of 7% due to effective negotiations with suppliers and the benefit of labor productivity programs in both the Mesa and Moorpark facilities that reduced direct labor and factory costs by 6%. Depreciation expense included in cost of sales for 2004 was $7.1 million, below 2003 depreciation by $0.5 million due to reduced levels of capital expenditures for equipment. Cost of sales includes all direct costs and manufacturing overhead. Direct costs and manufacturing overhead includes material, labor, inbound freight charges, purchasing, receiving, quality assurance, warehousing and internal transfer costs and depreciation for manufacturing equipment and facilities.

Gross Profit

Consolidated gross profit for 2004 was $19.0 million, or 18.1% of consolidated net sales, compared to consolidated gross profit of $21.4 million or 18.9% of consolidated net sales for 2003. Of the reduction in gross profit of $2.4 million, $1.5 million was due to the reduction in sales and $0.9 million was due to the reduction in gross margin. The decline in gross margin of 0.8% was primarily due to a shift in our mix of business towards lower priced standard initiators that provide lower gross profit per unit. The lower average selling prices per unit reduced gross profit by $8.0 million, which was mostly offset by the improvements in unit cost of sales described above. In order to optimize the gross profit on our products, we continue to make improvements in our manufacturing process that allow us to produce more units with the same or less labor. In addition, we investigate and implement innovations that may serve to reduce the cost of production through improved equipment utilization rates and supplier negotiations. In October 2004, we began to implement a reduction in our workforce of 10%. The action is the result of improvements to our manufacturing productivity and is expected to reduce costs and improve the Company’s gross profit in 2005. One-time termination benefits of severance and health insurance of $0.3 million were accrued in the fourth quarter.

Operating Expenses

Consolidated operating expenses for 2004 were $12.7 million or 12% of consolidated net sales, compared with consolidated operating expenses of $11.4 million or 10.1% of consolidated net sales for 2003. The increase of $1.3 million was primarily due to increased legal expenses of $1.2 million including the settlement of the Qui Tam Suit during the third quarter of 2004 (see Item 3. Legal Proceedings), and severance costs of $0.7 million. During the third quarter, we reached a separation agreement with SDI’s former chief operating officer.  Costs related to a severance agreement with this individual of approximately $0.7 million were expensed in the third quarter of 2004. These increases were partially offset by a decrease of approximately $0.5 million in salary and other costs related to a reduction in force in November 2003. Operating expenses consists of marketing, research and development and general administrative expenses.

Contractual Obligations, page 18

3.               Please revise your table of contractual cash obligations to include the estimated interest payments on your debt.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  Please also disclose any assumptions you made to derive these amounts.

Response: The disclosure is revised as follows:

Contractual Obligations

The following schedules summarize our contractual obligations and commercial commitments as of October 31, 2004 (amounts in millions):

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Term loan	$1.7	$0.7	$1.0	$—	$—
Subordinated notes	73.6	—	—	73.6	—
Interest on debt (1)	50.7	8.6	17.0	25.1	—
Operating leases	65.6	4.1	8.1	7.9	45.5
Purchase obligations	4.1	1.1	1.9	1.1	—
Total	$195.7	$14.5	$28.0	$107.7	$45.5

(1) Interest on debt, including the Term Loan and Subordinated Notes, was calculated using current rates and current principal maturities.

Financial Statements

Note 2 — Summary of Significant Accounting Policies, page F-6

4.               Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the operating expenses line item.  Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item.  With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•                  in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•                  in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as operating expenses.

Response: Note 2 — Summary of Significant Accounting Policies is revised as follows:

Cost of Sales

Cost of sales includes all direct costs and manufacturing overhead. Direct costs and manufacturing overhead includes material, labor, inbound freight charges, purchasing, receiving, quality assurance, warehousing and internal transfer costs and depreciation for manufacturing equipment and facilities.

Operating Expenses

Operating expenses consists of marketing, research and development and general administrative expenses.

5.               Please disclose more information regarding your revenue recognition policy.  In doing so, please also disclose whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers.  In addition, please disclose whether your sales agreements contain right of inspection or acceptance provisions and whether you replace goods damaged or lost in transit.  Even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may also make the recognition of revenue upon delivery to and acceptance by the customer more appropriate.  See the Interpretive Response to Question 3 of SAB Topic 13:A.3.b.

Response: Note 2 — Summary of Significant Accounting Policies and “Critical Accounting Policies” in MD&A are revised as follows:

Revenue Recognition

The Automotive Products Division manufactures products to customer specifications under standard purchase orders. Sales are recognized in accordance with accounting principles generally accepted in the United States, including the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”, which requires that sales be recognized when there is evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable and collection of related billings is reasonably assured. Sales are recorded upon the shipment of product to customers and transfer of title under standard commercial terms (typically F.O.B. shipping point). Goods are shipped by common carrier and the customer bears the financial risk for product damaged or lost in transit based on our typical terms of F.O.B. shipping point. In those limited instances where other terms are negotiated and agreed, revenue is recorded when title is transferred to the customer. Customer purchase orders/sales agreements contain the right of inspection. The Company provides an allowance for returns based on historical experience.

Note 6 — Investment in SDI-Molan, page F-11

6.               You have a 50% ownership interest in SDI-Molan.  Please provide us with your significance tests under Rule 3-09 of Regulation S-X for each period presented.  If in any period this investment was significant in excess of the 20% level, SDI-Molan’s separate financial statements are required to be included in your October 31, 2004 Form 10-K for all periods presented.  These separate financial statements must be audited for periods that the 20% significance level was exceeded and may be unaudited for each other period.

Response;

Investment in SDI-Molan

Please find below a summary of the significance tests under Rule 1-02(w) of Regulation S-X for each of the periods presented.

Rule 1-02(w)(3)
For the Years Ended	SDI Consolidated Pre-Tax Loss From Continuing Operations	SDI’s 50% Share of SDI-Molan’s Pre-Tax Loss From Continuing Operations	Level of Significance
	Dollars in Thousands
October 31, 2004	$(2,731)	$(498)	18.2%
November 2, 2003	(56)	(1,394)	2,489.3%
November 3, 2002	(962)	(176)	18.6%

Based on the above, our Investment in SDI-Molan met the definition of a significant equity  investment for fiscal years 2002, 2003 and 2004.  However, since SDI-Molan only met the 20% significance level for fiscal year 2003, as further discussed below, separate financial statements of SDI-Molan for all other years presented will be unaudited.

The Company’s 50% interest in SDI-Molan is held by SDI Germany GmbH (“SDI Germany”), a wholly owned German subsidiary. SDI Germany was established in 2001 for the purpose of holding the interest in the joint venture. SDI-Molan’s business is the development, production, marketing, distribution and sale of air bag initiators, micro gas generators, and seat belt buckles and pyrotechnic pretensioners in Europe. The operating assets of the joint venture are located in Germany and the joint venture partnership is organized under German Commercial Law. Consequently, the Investment in SDI-Molan qualifies for the accommodations set forth in Securities Exchange Commission Financial Reporting Release (“FRR 44”) “Financial Statements of Significant Foreign Equity Investees and Acquired Foreign Businesses of Domestic Issuers and Financial Schedules.”

Under the accommodations of FRR 44, the Company may file the required financial statements as an amendment to the Form 10-K within six months of the equity investee’s fiscal year end. Given that SDI-Molan’s fiscal year end is December 31, the Company intends to file the required statements by June 30, 2005, consistent with the Company’s 10K/A filing on June 30, 2004 for the investee’s 2003 fiscal year. The 10-K/A to be filed by June 30, 2005 will include the separate financial statements of SDI-Molan as of December 31, 2004 and 2003 and for the three years ended December 31, 2004. Only the separate financial statements of SDI-Molan for 2003 will be audited as the 20% significance level was not reached in either 2002 or 2004.

7.               Please disclose how you are accounting for your guarantee of the bank loans made to SDI-Molan, the amount that you recorded in your financial statements and the line item it is included in.  If you have not recorded anything in your financial statements related to the guarantee, please disclose why not.  See FIN 45.

Response: Note 6 — Investment in SDI-Molan and “Off-Balance Sheet Arrangements” in MD&A are revised as follows:

On August 12, 2002, concurrent with the commencement of operations, the Company and its joint venture partners entered into a credit agreement with Nord LB Norddeutsche Landesbank Girozentrale (“Nord LB”) for short and long term loans issued to SDI-Molan. Under the credit agreement, the Company guaranteed bank loans made to SDI-Molan subject to a maximum of 50% of the loans outstanding. The guarantee is subject to a maximum of 3.2 million Euro or approximately $4.1 million at October 31, 2004. SDI-Molan had bank loans outstanding in the amount of 3.4 million Euro or approximately $4.4 million at October 31, 2004. The term of the guarantee is concurrent with the life of the credit agreement with Nord LB which expires in June 2008. The Company would be required to perform under the guarantee if SDI-Molan was unable to repay Nord LB any principal or interest amount as scheduled. There are no recourse provisions that would enable the Company to recover any amounts payable under the guarantee. A liability for the guarantee has not been recorded as the guarantee issued falls outside the scope of FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” which is applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The Company has not made any modifications to the guarantee since issued in August of 2002.

8.               Please disclose the approximate term of the guarantee, the events or circumstances that would require performance under the guarantee, and the nature of any recourse provisions that would enable you to recover any of the amounts paid under the guarantee.

See our disclosure under comment number 7 above.

Note 11 — Redeemable Common Stock, page F-17

9.               Please disclose the conditions in which stockholders can require you to purchase all or a portion of the redeemable common stock.

Response: The disclosure is revised as follows:

11. Redeemable Common Stock

Some of the outstanding shares of Common Stock held by certain stockholders, are subject to certain redemption rights which require the Company to purchase all or a portion of these shares at a price per share based on a formula under the following conditions:  the earliest to occur of (1) the repayment and termination of the existing credit facility and repayment of the Notes, or, (2) upon a change of control of the Company, or, (3) upon the completion of a qualified public offering by the Company (provided, in the latter two cases, that such purchase by the Company is permitted under the credit facility and the Notes). Accordingly, these 735,294 shares have been recorded as redeemable common stock. The redeemable common stock is accreted to the redemption value at each period end based on the price per share in effect at that time. Annual accretion on the redeemable common stock is $3.0 million.

Note 12 — Stockholders’ Equity, page F-17

10.         For each issuance of warrants, please disclose the fair value of the warrants at the date of issuance.  Please also disclose whether you used the Black-Scholes model for your issuances of warrants to non-employees, including the assumptions you used.

Response: Note 12 — Stockholders’ Equity is revised as follows:

Warrants

In April 2000, the Company issued a warrant to purchase up to 10,000 shares of its common stock, par value $.01 per share, at an exercise price of $50.00 per share for a total consideration of $10,000.  The warrant expires in April 2010 and was valued at $10,000 at the date of issuance based on the consideration received.

In June 2001, the Company issued two warrants to purchase up to 135,382 shares of common stock, par value $.01 per share at an exercise price of $34.00 per share in connection with the sale and leaseback of its facilities in Moorpark, California and Mesa, Arizona. The warrants expire in June 2021. The warrants had a fair value of $0 at the date of issuance using a Black-Scholes option pricing model and the following assumptions: estimated fair value of the common stock of $5.00, risk-free interest rate of 5.87%, dividend yield of 0%, expected volatility of 0% and an expected life of 20 years.

Note 17 — Commitments and Contingencies, page F-23

11.         Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments.  If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state.  If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Response: Note 17 — Commitments and Contingencies is revised as follows:

Leases

Land and Buildings

The Company leases its facilities in Moorpark, California and Mesa, Arizona. The lease provides for an initial term of twenty years with options to extend for two ten year-terms. Rents are subject to biennial escalations beginning in 2003 based on the Consumer Price Index (“CPI”). These non-cancelable operating lease arrangements have no rent concessions including step rent provisions, escalation clauses and or capital improvement funding. The future minimum lease payments under these leases are based on CPI at the inception of the lease in accordance with SFAS 13, “Accounting for Leases.” The leases do not contain a minimum or a maximum dollar increase with respect to the CPI index. Consequently, the future minimum lease payments do not incorporate the impact of future movements in CPI given the unpredictability of the index and its resulting treatment as contingent rents under SFAS 29 “Determining Contingent Rentals.”

Other Information

In connection with the foregoing responses to your comments the Company acknowledges that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•         Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact me at (805) 553-1385 or, in my absence, Louise Pomes, Corporate Controller, at (805) 553-1315.

Sincerely,

/s/ James E. Reeder

James E. Reeder

Vice President Finance

cc: Jeffrey Gordon, Division of Corporate Finance

     James E. Siegfried, Partner, PricewaterhouseCoopers LLP

     Jane K. Storero, Esq., BlankRome LLP